--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                       GENERAL NUTRITION COMPANIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            NUMICO INVESTMENT CORP.
                            KONINKLIJKE NUMICO N.V.
                                 (ROYAL NUMICO)

                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   37047F103

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              JULITTE VAN DER VEN
                            NUMICO INVESTMENT CORP.
                              C/O GUY SNYDER, ESQ.
                       VEDDER, PRICE, KAUFMAN & KAMMHOLZ

                            222 NORTH LASALLE STREET
                            CHICAGO, ILLINOIS 60601
                           TELEPHONE: (312) 609-7500

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                    GUY E. SNYDER, ESQ.                                        JOHN L. MACCARTHY, ESQ.
             VEDDER, PRICE, KAUFMAN & KAMMHOLZ                                    WINSTON & STRAWN
                 222 NORTH LASALLE STREET                                       35 WEST WACKER DRIVE
                  CHICAGO, ILLINOIS 60601                                      CHICAGO, ILLINOIS 60601
                      (312) 609-7500                                               (312) 558-5600

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                      $1,880,551,925                                                  $376,111

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 75,222,077 Shares (as defined herein) (equal to the sum of (i) 67,997,138 Shares issued and outstanding as of June 30, 1999, according to General Nutrition Companies, Inc. (the "Company") plus (ii) 7,224,939 Shares subject to issuance upon exercise of options, warrants or other rights for Shares, according to the Company), at $25.00 per Share.

**  1/50 of one percent of Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     N/A        Filing Party:    N/A
Form or Registration No.:   N/A        Date Filed:      N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 37047F103

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    KONINKLIJKE NUMICO N.V.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
        BK
--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    THE NETHERLANDS
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)

    0%
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 37047F103

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NUMICO INVESTMENT CORP.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
        AF
--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    0%
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is General Nutrition Companies, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222.

    (b) The class of securities to which this statement relates is the Common Stock, par value $.01 per share (the "Shares"), of the Company. The information set forth in the Introduction Section and Section 1 of the Offer to Purchase (the "Offer to Purchase") annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

    (c) The information set forth in the Introduction Section and Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(d); (g) This statement is being filed by Koninklijke Numico N.V., a company incorporated under the laws of The Netherlands ("Numico"), and Numico Investment Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Numico. The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Numico, the Purchaser and an affiliated entity, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule A to the Offer to Purchase and are incorporated herein by reference.

    (e); (f) During the last five years, none of Numico, the Purchaser or such affiliated entity, or to the best of their respective knowledge, any of the directors or executive officers of Numico, the Purchaser or such affiliated entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Introduction Section and Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

    (a)-(g) The information set forth in the Introduction Section and Sections 7, 10 and 11 of the Offer to Purchase is incorporated herein by reference. Except as set forth in such sections of the Offer to Purchase, neither of the Purchaser nor Numico currently has any plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
(b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board of directors of the Company; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the

Company's corporate structure or business; (f) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in Sections 9 and 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction Section and Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

(a)        The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

(b)-(c)    The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

(d)        The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

(e)        Not applicable.

(f)        The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)      Offer to Purchase, dated July 9, 1999.

(a)(2)      Form of Letter of Transmittal with respect to the Shares.

(a)(3)      Notice of Guaranteed Delivery.

(a)(4)      Form of letter, dated July 9, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)      Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(6)      Press release, dated July 5, 1999.

(a)(7)      Form of newspaper advertisement, dated July 9, 1999.

(a)(8)      IRS Guidelines to Substitute Form W-9.

(a)(9)      Press release, dated July 9, 1999.

(b)(1)      Commitment Letter, dated July 3, 1999, by and among ABN AMRO Bank N.V., J.P.
            Morgan Securities Ltd. and Numico.

(c)(1)      Agreement and Plan of Merger, dated as of July 5, 1999, by and among the
            Company, Numico and the Purchaser.

(c)(2)      Tender Agreement, dated as of July 5, 1999, by and among the Purchaser,
            Numico and certain stockholders of the Company.

(c)(3)(i)   Employment Agreement, dated July 5, 1999, by and among Numico, the Company and William E. Watts.

(c)(3)(ii)  Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Gregory T. Horn.

(c)(3)(iii) Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Mike K. Meyers.

(c)(3)(iv)  Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Donald G. Smith.

(c)(3)(v)   Employment Agreement, dated July 5, 1999, by and among Numico, the Company and David R. Heilman.

(c)(3)(vi)  Employment Agreement, dated July 5, 1999, by and among Numico, the Purchaser and Michael Locke.

(c)(3)(vii) Employment Agreement, dated July 5, 1999, by and among Numico, the Purchaser and Reginald N. Steele.

(c)(3)(viii) Employment Agreement, dated July 5, 1999, by and among Numico, the Company and John A. DiCecco.

(c)(3)(ix)  Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Edwin J. Kozlowski.

(c)(3)(x)   Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Russell L. Cooper.

(c)(4)      Non-Competition and Non-Solicitation Agreement, dated July 5, 1999, by and among Numico, the Company and Gregory T. Horn.

(c)(5)(i)   Confidentiality Agreement, dated May 26, 1999, by and between Numico and the
            Company.

(c)(5)(ii)  Confidentiality Agreement, dated May 26, 1999, by and between the Company and
            Numico.

(c)(6)      Benefits Letter, dated July 5, 1999, by and between Numico and the Company.

(d)         None.

(e)         Not Applicable.

(f)         None.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 1999

                                KONINKLIJKE NUMICO N.V.

                                By:  /s/ JOHANNES C.T. VAN DER WIELEN
                                     ------------------------------------------
                                     Name: Johannes C.T. van der Wielen
                                     Title: President and Chief Executive
                                     Officer

                                NUMICO INVESTMENT CORP.

                                By:  /s/ JULITTE VAN DER VEN
                                     ------------------------------------------
                                     Name: Julitte van der Ven
                                     Title: President

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                                                  DESCRIPTION
------------  -----------------------------------------------------------------------------------------------------
(a)(1)        Offer to Purchase, dated July 9, 1999.

(a)(2)        Form of Letter of Transmittal with respect to the Shares.

(a)(3)        Notice of Guaranteed Delivery.

(a)(4)        Form of letter, dated July 9, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)        Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(6)        Press release, dated July 5, 1999.

(a)(7)        Form of newspaper advertisement, dated July 9, 1999.

(a)(8)        IRS Guidelines to Substitute Form W-9.

(a)(9)        Press release, dated July 9, 1999.

(b)(1)        Commitment Letter, dated July 3, 1999, by and among ABN AMRO Bank N.V., J.P. Morgan Securities Ltd.
              and Numico.

(c)(1)        Agreement and Plan of Merger, dated as of July 5, 1999, by and among the Company, Numico and the
              Purchaser.

(c)(2)        Tender Agreement, dated as of July 5, 1999, by and among the Purchaser, Numico and certain stockholders of the Company.

(c)(3)(i)     Employment Agreement, dated July 5, 1999, by and among Numico, the Company and William E. Watts.

(c)(3)(ii)    Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Gregory T. Horn.

(c)(3)(iii)   Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Mike K. Meyers.

(c)(3)(iv)    Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Donald G. Smith.

(c)(3)(v)     Employment Agreement, dated July 5, 1999, by and among Numico, the Company and David R. Heilman.

(c)(3)(vi)    Employment Agreement, dated July 5, 1999, by and among Numico, the Purchaser and Michael Locke.

(c)(3)(vii)   Employment Agreement, dated July 5, 1999, by and among Numico, the Purchaser and Reginald N. Steele.

(c)(3)(viii)  Employment Agreement, dated July 5, 1999, by and among Numico, the Company and John A. DiCecco.

(c)(3)(ix)    Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Edwin J. Kozlowski.

(c)(3)(x)     Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Russell L. Cooper.

(c)(4)        Non-Competition and Non-Solicitation Agreement, dated July 5, 1999, by and among Numico, the Company and Gregory T. Horn.

(c)(5)(i)     Confidentiality Agreement, dated May 26, 1999, by and between Numico and the Company.

(c)(5)(ii)    Confidentiality Agreement, dated May 26, 1999, by and between the Company and Numico.

(c)(6)        Benefits Letter, dated July 5, 1999, by and between the Company and Numico.

(d)           None.

(e)           Not Applicable.

(f)           None.